Appendix 3X

Initial Director's Interest Notice

Name of entity: Allied Gold Mining PLC	
Registered Company Number: 75553802	

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Frank Terranova
Date of appointment	27 April 2011

Part 1 - Director's relevant interests in securities of which the director is the registered holder

Number & class of securities ▪ 208,333 Options exercisable at 1.26 GBP expiring 31 October 2011 vesting upon when the Company's share price trades at greater than 2.56 GBP for 5 consecutive days. ▪ 708,333 Options exercisable at 1.26 GBP expiring 31 October 2011.

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Name of holder & nature of interest	**Number & class of Securities**
Novabank Pty Ltd. (Mr Terranova is a director and major shareholder in Novabank Pty Ltd)	166 Fully Paid Ordinary Shares 1,666,666 Options exercisable at 1.80 GBP expiring 31 December 2013

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

Appendix 3X

Initial Director's Interest Notice

Name of entity: Allied Gold Limited	
Registered Company Number: 75553802	

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mark Victor Caruso
Date of appointment	27 April 2011

Part 1 - Director's relevant interests in securities of which the director is the registered holder

Number & class of securities
▪ 632,361 Fully Paid Ordinary Shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Name of holder & nature of interest	**Number & class of Securities**
Zurich Bay Holdings Pty Ltd, an entity in which Mark Caruso has a relevant interest and is a director and Regional Management Pty Ltd an entity in which Mark Caruso has a relevant interest and is a director.	648,503 Fully Paid Ordinary Shares ▪ 500,000 Unlisted Options exercisable at 1.26 GBP expiring 30 November 2011 vesting upon the Companys Share price trading above 2.56 GBP for 5 consecutive days. ▪ 979,166 Unlisted Options exercisable at 1.26 GBP expiring 30 November 2011 ▪ 3,333,333 Unlisted Options exercisable at 1.80 GBP expiring 31 December 2013.

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder **(if issued securities)**	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

Appendix 3X

Initial Director's Interest Notice

Name of entity: Allied Gold Mining PLC	
Registered Company Number: 75553802	

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Terence Sean Harvey
Date of appointment	25 May 2011

Part 1 - Director's relevant interests in securities of which the director is the registered holder

Number & class of securities
▪ 33,333 Fully Paid Ordinary Shares ▪ 83,333 Options exercisable at 1.80 GBP expiring 31 December 2011 vesting upon the Companys share price trading above 2.56 GBP for 5 consecutive days. ▪ 166,666 Options exercisable at 1.80 GBP expiring 31 December 2011.

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Name of holder & nature of interest	Number & class of Securities
Nil	Nil

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

Appendix 3X

Initial Director's Interest Notice

Name of entity: Allied Gold Mining PLC	
Registered Company Number: 75553802	

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Anthony Lowrie
Date of appointment	25 May 2011

Part 1 - Director's relevant interests in securities of which the director is the registered holder

Number & class of securities
272,576 Fully Paid Ordinary Shares • 41,666 Unlisted Options exercisable at 1.26 GBP expiring 30 November 2011 vesting upon the Company's share price trading above 2.56 GBP for 5 consecutive days. • 250,000 Options exercisable at 1.26 GBP expiring 30 November 2011

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Name of holder & nature of interest	**Number & class of Securities**
Mrs L T Lowrie (Wife of Tony Lowrie)	116,666 Fully Paid Ordinary Shares

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

Appendix 3X

Initial Director's Interest Notice

Name of entity: Allied Gold Mining PLC
Registered Company Number: 75553802

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Monty House
Date of appointment	25 May 2011

Part 1 - Director's relevant interests in securities of which the director is the registered holder

Number & class of securities
▪ 1,666 Fully paid Ordinary shares

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Name of holder & nature of interest	Number & class of Securities
Houston Nominees Pty Ltd (Mr House a relevant interest in this entity)	▪ 83,333 Options exercisable at 1.26 GBP expiring 31 December 2011 vesting upon when the Company's share price trades above 2.56 GBP for 5 consecutive days ▪ 166,666 Options exercisable at 1.26 GBP on or before 31 December 2011.

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

Appendix 3X

Initial Director's Interest Notice

Name of entity: Allied Gold Mining PLC	
Registered Company Number: 75553802	

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Gregory Steemson
Date of appointment	25 May 2011

Part 1 - Director's relevant interests in securities of which the director is the registered holder

Number & class of securities Nil

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Name of holder & nature of interest	**Number & class of Securities**
Mr Gregory Hugh Steemson & Mrs Barbara Fay Steemson <GH Steemson Family Super A/c>	183,333 Fully Paid Ordinary Shares 41,666 Options exercisable at 1.26 GBP expiring 30 November 2011 vesting upon when the Company's share price trades above 2.56 GBP for 5 consecutive days 250,000 Options exercisable at 1.26 GBP expiring 30 November 2011.

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.